EXHIBIT 99.1

NewsRelease

Keystone XL to Create Over 5,100
Person Years of Employment in South Dakota

PIERRE, South Dakota – September 29, 2011 – As the Department of State proceeds with its 90-day consultation period to determine if TransCanada Corporation’s (TSX, NYSE: TRP) (TransCanada) proposed Keystone XL pipeline is in the U.S. national interest, an independent economic study finds that the construction of the project should provide significant, positive contributions to the South Dakota economy by stimulating over 5,100 person years of employment – a combination of construction and spin-off jobs.  One person year of employment is the equivalent of one full-time job for one year.

“This $7 billion pipeline project is shovel ready and will put South Dakotans and thousands more Americans back to work once construction begins,” says Russ Girling, TransCanada president and chief executive officer. “We will invest a total of $13 billion into the entire Keystone Pipeline System – all private money with no government stimulus – to deliver Canadian and American crude oil to the U.S Gulf Coast to address the energy needs of Americans.”

The Perryman Group study also estimates that during construction, the project would:

•	Lead to $470 million in new spending for the South Dakota economy;
•	Increase personal income by $319 million; and
•	Increase state and local tax revenues by more than $10 million

The study further concluded that once the pipeline is operational, South Dakota could see nearly $685 million in property taxes to county and other local governments during the operating life of the pipeline - money that could be used to build new roads, schools and hospitals. Construction in South Dakota would consist of seven new pump stations and over 314 miles of new pipeline that would cross nine counties and is expected to employ over 3,050 construction workers.

The benefits of Keystone are not limited to the states where it would be located.  From pipe manufactured in Arkansas, pump motors made in Ohio and transformers built in Pennsylvania, workers in almost every state in the U.S. would benefit from the project and the ongoing development of Canada’s oil sands. Within days of receiving regulatory approval for Keystone XL, TransCanada would begin to put 20,000 Americans directly to work during the construction phase. This includes welders, pipefitters, heavy equipment operators and engineers to construct the project that is expected to create an additional 118,000 total spin-off jobs (in person-years).

The Perryman study conservatively estimated the permanent increase in stable oil supplies the Keystone XL creates will add more than 250,000 permanent jobs for U.S. workers and add more than $100 billion in annual total expenditures to the U.S. economy.

Keystone XL would also have a significant ongoing benefit to the U.S. economy by providing a more stable, consistent and reliable supply of crude oil from Canada versus importing crude oil from volatile, unstable regimes overseas that do not share the interests and values of Americans.

To ensure the safety of Keystone XL, TransCanada voluntarily agreed with the federal pipeline regulator to an additional 57 special conditions that provide an even greater confidence in the operation and monitoring of the pipeline, including: a higher number of remotely controlled shut-off valves, increased pipeline inspections and pipe that is buried deeper in the ground.

The Final Environmental Impact Statement concluded the incorporation of the 57 special conditions ‘would result in a project that would have a degree of safety over any other typically constructed domestic oil pipeline system under current code’.

If construction of the pipeline begins early in 2012, Keystone XL is expected be operational in 2013.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

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